VCP Announces 2Q04 Earnings

Domestic market recovery contributes to record paper volumes and record results despite maintenance stoppage

São Paulo, July 15, 2004 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced earnings for the second quarter of 2004. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the second quarter of 2003, unless otherwise indicated.

"In 2Q04 global markets were influenced by negative expectations such as high oil prices, the eminent increase in interest rates in the U.S. and a possible slow-down in the Chinese economy. In contrast, there were a series of positive developments in the domestic market: GDP growth, greater export activity with a more favorable exchange rate, more solid indicators in the domestic economy, controlled inflation and strong primary budget surplus, among others.

Recovery in the Brazilian economy drove domestic paper sales volume 15% higher, with a greater portion of value-added products. Although VCP had to reduce its pulp sales (due to the annual maintenance stoppage at Jacareí), it achieved greater paper sales volume in the domestic market and higher pulp export prices, which contributed to record net revenue, EBITDA and net earnings for the quarter.

Compared to 2Q03, net revenues were 27%higher, driven mainly by a 50% increase in export volume. EBITDA totaled US$ 107 million, 22% greater than 2Q03 and 1% higher than in 1Q04, with a margin of 43% over net revenue compared to 43% in 1Q04 and 45% in 2Q03. Net income totaled US$85 million compared to US$ 58million in 2Q03." commented Valdir Roque, VCP's Chief Financial Officer and IR Director.

Main Financial Indicators

(in US$ millions)	2Q04	2Q03	2Q04/2Q03
Net Sales Revenue	248	196	27%
Domestic Sales	122	111	10%
Exports	126	85	48%
Operating Profit	87	69	26%
Net Income	85	58	47%
Earnings per ADR *	1.11	0.76	46%
EBITDA	107	88	22%

 •      * Earnings in US$ per total ADRs not considering shares held in treasury

Net revenue and sales volume

Net revenue in 2Q04 was 27% higher compared to 2Q03. The 34% increase in overall sales volume was driven by a 50% boost in exports, particularly pulp, as well as 12% higher domestic sales volume. Average overall selling prices in U.S. dollars were 5% lower, a function of 2% lower domestic prices, which were affected by the depreciation of Real, and a higher percentage of pulp in the overall sales mix. Pulp sales volume was 53% greater, while paper volume grew 16% over 2Q03. Compared to 1Q04, the combination of 6% lower overall sales volume and 6% higher average selling prices resulted in slightly higher net revenue. The lower sales volume quarter-on-quarter is due to reduced pulp exports as a result of the maintenance stoppage at Jacareí. The higher average price reflects the increase in pulp prices between the periods as well as the lower relative portion of pulp in the product mix.

The percentage of revenues from the paper business fell to 61% of total sales, with pulp increasing to 39%, compared to 68% and 32%, respectively, in 2Q03. The greater contribution from the pulp business is attributed to the higher output from the new pulp line following learning curve completion. In 1Q04, the breakdown of pulp and paper revenues was 41% and 59%, respectively. In volume terms, paper sales volume accounted for 44% of total sales, versus 56% for market pulp sales, also a reflection of the new pulp line.

Due to the higher percentage of pulp sales in the product mix, export sales in 2Q04 accounted for 64% of total sales volume versus 36% to the domestic market. In 2Q03, exports made up 57% of sales volume, with domestic sales accounting for 43%. Compared to 1Q04, exports as a portion of total sales decreased from 70% to 64%, as the Company directed sales to the recovering local market, taking also into consideration the lower volume of market pulp available due to the maintenance stoppage.

NET REVENUE BREAKDOWN

Pulp

In 2Q04 revenues from pulp sales grew 56% to US$ 97 million compared to 2Q03. The growth was driven by the 53% increase in sales volume, which was made possible by the capacity expansion of the new line as well as a 2% higher average selling price in U.S. dollars. Pulp sales volume totaled 198,000 tons in 2Q04. Compared to 1Q04, pulp sales revenue was 4% lower, reflecting the 13% reduction in sales volume due to the maintenance shutdown, which was partially offset by 10% higher average selling prices.

Although the major pulp markets continued to demonstrate steady demand following successive price increases during the first half, additional price increases intended for June were not fully implemented. China, the main driver of the Asian market, demonstrated more comfortable inventory levels and was thus less receptive to the recent price increases. European markets have been more resistant to higher paper prices, which has made the absorption of higher pulp prices more challenging.

In Asia, pulp prices rose from US$ 500 to US$ 530 during the course of 2Q04; in Europe, prices rose from US$ 520 to US$ 550; and in the U.S. market, prices rose from US$ 545 to US$ 595. Due to the 10-day maintenance shutdown that occurred during the quarter at Jacareí, VCP's inventories fell from 31 days at the beginning of the quarter to 28 days at the close of 2Q04. Expectations as to the momentum of the upward pricing trend in the cycle will continue to depend upon demand levels from the main consumer markets as well as greater producer discipline.

Domestic market - Compared to 2Q03, pulp sales volume fell 2%, as output was directed to export markets, which are the relevant markets in this business. Demand in the domestic market was weaker in the beginning of the quarter, but recovered during the period. The average CIF price in the local market was R$ 1,353/ton in 2Q04 compared to R$ 1,478/ton in 2Q03.

Export market - Export pulp volume was 61% higher compared to 2Q03 as additional output generated from learning curve progression was exported. Average export selling prices were 3% higher.

Paper

Revenues from paper sales totaled US$ 151 million, a growth of 13% compared to 2Q03 as a result of 16% stronger sales volume driven by a 19% increase in export sales and a 15% increase in domestic sales. Greater demand more than offset the 2% lower selling prices, which were caused mainly by the effect of exchange rate variation on domestic prices. Demand in the domestic market was seasonally stronger than in 1Q04 and improved over 2Q03 levels, demonstrating a recovery in the Brazilian economy. Even slumping segments such as coated papers showed demand growth. Paper sales volume totaled 158,000 tons. Compared to 1Q04, revenues were 3% higher on 5% higher sales volume and 2% lower prices in U.S. dollars which were also caused by the effect of exchange rate variation on domestic prices.

 Compared to 2Q03, the product mix consisted of a higher share of revenues from cut-size paper, a result of efforts to expand sales of value-added products. There was a decline in printing and writing paper (sheets and rolls) sales volume, which were used in the production of cut size. VCP's cut size papers offer additional advantages beyond a standardized cut, including special packaging and humidity control, which improve paper performance in end-use applications. The sales mix showed further improvement compared to 1Q04, with a reduction in cut-size (sold mostly as exports) and an increase in coated paper sales (sold primarily in the domestic market), as a result of domestic market recovery.

In volume terms, sales of cut-size and coated papers grew, driven by stronger domestic and export sales. At the same time, the percentage of uncoated papers (sheets and rolls) in the overall mix fell, as priority was given to grow value-added sales. Compared to 1Q04, the Company reduced its uncoated paper sales, while also directing sales of this paper to the domestic market, which experienced economic recovery. This shift in mix is due to the Company's flexibility to adapt to market demand. With the ability to operate in both the pulp and paper markets and alternate sales between the domestic and export markets, VCP continues to demonstrate its capacity to neutralize the cyclical effects that can affect a given market, segment or currency.

Domestic market - Sales volume in the domestic market improved compared to 2Q03 and 1Q04, demonstrating typical seasonal improvement as well as a clear recovery in the domestic economy, with stronger uncoated, coated, chemical and specialty paper sales. Compared to 1Q04, although average prices remained virtually stable in reais, when expressed in U.S. dollars, prices were 5% lower as a result of the depreciation of the real during the 2Q04. Compared to 2Q03, prices were 3% lower, reflecting the price drop that occurred during the second half of 2003.

Uncoated papers: Printing & writing paper sales performance was slightly higher, with 1% increase in sales volume due to a recovery in demand from major customers, despite advance purchases made by the publishing sector in 2003. Priority was given to cut size sales, which increased 66% in revenue and 54% volume terms.

Coated papers: Average prices in U.S. dollars were 4% lower than in 2Q03 and in 1Q04. Sales volume was 15% higher compared to 2Q03 as a result of stronger demand from the distribution, promotional graphics and magazine publishing sectors. When compared to 1Q04, local sales volume was 24% higher, also reflecting the seasonality of the segment.

Carbonless and thermal papers: Sales volume grew 11% compared to 2Q03, driven by the forms and point-of-sale segments, with stable average prices. Compared to 1Q04, sales volume grew 7% on 2% lower prices in U.S. dollars (3% higher prices in reais), due to the effect of the depreciation of the local currency.

Export Market - Compared to 2Q03, the Company increased its paper export volume by 19%, with higher sales of uncoated and coated papers, despite stronger demand in the domestic market. Compared to the strong export sales performance experienced in 1Q04, sales volume was reduced 12% in order to meet greater domestic market demand. The average CIF export price per ton was US$ 782 in 2Q04 compared to US$ 786 in 2Q03.

Pulp Cash Cost (*)

Pulp cash cost in 2Q04 was US$ 155/ton, 2% higher than 1Q04. This increase is mainly due to higher maintenance costs from the annual maintenance shutdown. Compared to 2Q03, cash cost was 2% lower, due mainly to production scale gains.

(*) All cash cost figures are presented net of exhaustion, depreciation and amortization.

Operating Results

Gross profit in 2Q04 totaled US$ 125 million, 28% higher than in 2Q03, with a gross margin of 51% compared to 50% in 2Q03 and 1Q04. The higher gross margin compared to 2Q03 is a result of higher pulp prices between the periods, a greater portion of higher-margin pulp sales, greater paper sales in the domestic market and lower paper production costs, which were partially offset by lower paper prices. Average unit cost per ton of product sold decreased 7% in U.S. dollar terms driven by pulp production scale gains, cost savings in paper production and wood, besides the fact that pulp accounted for a greater portion of overall sales, for which production costs are lower. Compared to 1Q04, gross margin was improved by the impact of higher paper sales volume in the domestic market, increased value added paper mix and higher pulp prices, as well as the devaluation of the Real during the period on local currency denominated costs. These factors were partially offset by lower pulp sales volume and a temporary increase in cash cost.

Due to a 50% growth in exports, selling expenses increased by US$ 9 million to US$ 28 million compared to 2Q03, as a result of higher export-related expenses. As a percentage of net revenue, selling expenses increased from 9.8% to 11.1% between the two periods.

General and administrative expenses as a percentage of total sales decreased from 4.1% to 3.7%, year-over-year, as a result of greater net sales. In absolute terms, G&A expenses increased US$ 1 million, mainly due to the 17.6% salary increase implemented in October 2003 and services from third parties.

Operating profit was US$ 87 million, 26% higher than the US$ 69 million of 2Q03 and 2% greater than the US$ 85 million in 1Q04. Higher operating profit compared to 2Q03 was due mainly to the growth in sales volume as well as economies of scale, partially offset by higher selling and payroll expenses.

EBITDA totaled US$ 107 million in 2Q04, US$ 19million higher than the same period last year and US$ 1 million higher than in 1Q04. EBITDA margin was 43% compared to 45% in 2Q03 and 43% in 1Q04.

Financial result

The Company's net indebtedness was US$ 457 million on June 30, 2004 and US$ 433 million on March 31, 2004. The increase in net indebtedness was due to a dividends payment and higher CAPEX disbursements, allocated mainly to forestry activities, partially offset by cash generation during the period.

Compared to 1Q04 financial expenses related to the gross debt position increased US$ 3 million to US$ 19 million, mainly due to higher CPMF (financial transaction contribution) tax payments, also explained by dividends and higher CAPEX disbursements. Gross debt was US$ 1,081 million on June 30, 2004, US$ 38 million lower than US$ 1,119 million on March 31, 2004. A portion of short-term, trade-related financing was repaid and not renewed. This amortization was partially offset by a newly-issued prepayment export loan.

Financial income was US$ 8 million in 2Q04 against US$ 12 million in 1Q04, reflecting the higher COFINS tax payments caused by the impact of exchange rate variation on financial income, and the lower cash and cash equivalents position.

Foreign exchange gain (loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash equivalents in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 2Q04, the net foreign exchange result including fair value was a gain of US$ 2 million compared to US$ 3 million in 1Q04 and a loss of US$ 3 million in 2Q03. The fair value adjustment is recognized in accordance with SFAS 133 and does not impact the cash flow as it is merely an accounting item.

Debt Amortization

2004

2005

2006

2007

2008

2009

US$ million

393

278

187

30

55

138

DEBT OBLIGATIONS (US$ million)	COST % per annum	03/31/2004	06/30/2004	% of total
- SHORT TERM		473	393	36%
Real denominated	TJLP* + 3%	26	25	2%
Dollar denominated	US$ + 4.2%	447	368	34%
- LONG TERM		646	688	64%
Real denominated	TJLP* + 3%	110	97	9%
Dollar denominated	US$ + 4.2%	536	591	55%
TOTAL DEBT		1.119	1.081	100%
(-) CASH POSITION		(685)	(624)
NET DEBT		433	457
*TJLP = Long term interest rate from BNDES, rated at 9.75% p.a. on July 1st, 2004

Income Tax

Income tax expense in 2Q04 was US$ 4 million, compared to US$ 6 million in 2Q03, mainly due to a reversion of some tax provisions. Compared to 1Q04 lower income tax expense is due to the impact of exchange rate variation on foreign currency denominated assets such as swap instruments. The effective tax rate in 2Q04 decreased to 6% from 10% in 2Q03. In 1Q04 the tax rate was 12% and income tax expense was US$ 10 million.

Net Income

Net income was a record US$ 85 million in 2Q04 compared to US$ 58 million in 2Q03 and net income of US$ 80 million in 1Q04.

Capital expenditures

The Company invested a total of US$ 59 million during 2Q04, of which US$ 43 million was invested in forestry (land acquisition, planting and forest maintenance).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH June 30, 2004	PLANNED FOR 2004
Expansion Projects	10	40
Modernization	2	29
Forestry Activities	71	110
Maintenance, I.T., others	17	50
TOTAL	100	229
Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increased wood production and adjusted product mix - factors that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as ensure strong cash generation and a sound financial position. Cash generation will be used toward sustainable growth and transparent dividend distributions in accordance with the Company's new dividend policy.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and experiencing international prices higher than historical averages. An expectation of higher growth rates in the world's major economies (U.S. and Europe) and greater pulp consumption in Asia driven by new paper mills improve long-term prospects for the industry, capable of absorbing future pulp capacity expansion as new projects have been announced by market pulp producers. In addition, economic indicators in the Brazilian economy have stabilized, which is contributing to a recovery in the domestic paper market possibly toward sustainable growth, particularly with further interest rate cuts and real income growth among Brazilian consumers.

These factors offer growth opportunities for healthy companies, and VCP continues to pursue such opportunities in order to add value for its shareholders through business expansion, strong operational performance and profitability, and/or technological and product improvements, always in the context of a long-term strategic focus. In pursuing these opportunities, VCP's management seeks a minimum return of 3% to 4% per annum above the Company's weighted average cost of capital (WACC).

The 570,000 ton-per-year net pulp capacity increase was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. 2004 is VCP's mature year of recent investments, which have totaled US$ 1.2 billion over the past three years. Furthermore, the 2004 budget includes optimization investments for the new line, which are expected to further expand annual pulp capacity by over 150,000 tons. At the same time, investments in the forestry area were approved in order to ensure future growth. Such investments include the acquisition of land and Eucalyptus plantations in the state of São Paulo, in regions surrounding VCP's plants, and the creation of a new, proprietary forest reserve in the south of Rio Grande do Sul (and eventually in northern Uruguay), through the already implemented purchase of 60,000 hectares of land.

This expansion project enabled export revenues to exceed VCP's revenues from domestic market sales in 2004. In 2002, the revenue breakdown was 33% from exports, growing to 46% in 2003. In 1H04, export revenues accounted for 53% of total sales, marking a new phase of international growth for the Company, generating revenues in hard currency. In the logistics area, VCP is undertaking initiatives in working capital management and in all stages of the chain, from forestry logistics to procurement and planning, to logistics in operations, exports and paper distribution (KSR), seeking to maximize management efficiencies. In order to achieve its goals, several projects are underway, such as: implementing railway logistics modals for pulp, paper and also wood transportation, closing agreements with logistic operators, expanding the port area in Santos, a proprietary railway link its Jacareí plant with the Port of Santos, long-term ocean freight partnerships. More recently, the Company is using its port facility to export bulk paper as well, using an innovative method which ships paper as "loose cargo" (instead of "in containers") together with pulp, resulting in logistics cost savings for paper exports.

Even without new investments toward organic growth in the printing & writing paper markets, prior investments will enable the Company to maintain its solid, successful import substitution strategy for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital Markets

On May 13, 2004, VCP announced a one-year share buyback program. As of June 30, 2004 the Company purchased a total of 52,760,000 shares at na average price of R$177.53, corresponding to R$ 9 million, or approximately US$ 3 million. A total of 54,339,996 are held in treasury by VCP as of June 30, 2004.

VCPA4 (R$)

The São Paulo Stock Exchange Index (IBOVESPA) lost 4% during 2Q04, the same as VCP's preferred shares in the same period.

During 2Q04, 16,669 transactions resulted in trading approximately 2.5 billion preferred VCP shares, 8% higher than in the second quarter of 2003. Daily average trading volume on the Bovespa in 2Q04 was R$ 8million, higher than during the same period in 2003. During 2Q04, VCP's shares were traded on 100% of Bovespa sessions, and represented 40% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 2Q04 were R$ 5.20 per block of 1,000 shares according to BR GAAP and US$ 1.11 per ADR according to US GAAP.

The share price of VCP's Level III ADRs traded on the NYSE fell 9% in the second quarter of 2004, compared to a 3% gain in the Standard & Poor's 500 Paper and Forest Products Index and a 1% rise in the Dow Jones Industrial Average. VCP's ADR's are also devaluated by the impact of Real devaluation against U.S. dollar. Daily average of trading volume was US$ 4.2 million, 202% greater than in 2Q03.

For statutory purposes, VCP publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 2Q04 was R$ 199 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

VCP will hold a Conference Call to discuss earnings results on Monday, July 19, 2004 - 10:00 a.m. (EST) / 11:00 a.m. (São Paulo). Numbers: Toll Free for US Participants: (1-800) 860-2442 / Participants from other countries: (1-412) 858-4600 or (1-412)858-4600. Please call 10 minutes prior to the start of the call.

Access Code: 197 # + PIN #

Previous Registration (PIN number): (55-11) 4613-0513 or on-line: ww.ccall.com.br/globalri

Attachment I

Net Revenues
2nd QTR 2004 X 2nd QTR 2003

PRODUCTS	U S G A A P
	Tons		Net Revenue - US$ 000		Price - US$/ ton		Change QoQ %
	2Q04	2Q03	2Q04	2Q03	2Q04	2Q03	Tons	Revenue	Average Price
Paper
Domestic Sales
Printing & Writing	41,214	40,916	32,911	33,645	799	822	0.7	(2.2)	(2.9)
Cut Size	16,987	10,233	14,771	9,618	870	940	66.0	53.6	(7.5)
Carbonless/Thermal	15,502	13,984	27,983	25,324	1,805	1,811	10.9	10.5	(0.3)
Coated	28,769	25,123	28,032	25,566	974	1,018	14.5	9.6	(4.3)
Other Specialties	8,571	6,581	10,591	8,385	1,236	1,274	30.2	26.3	17.1
Total	111,043	96,837	114,288	102,540	1,029	1,059	14.7	11.5	(2.8)

Export Market
Printing & Writing	6,821	3,646	4,541	2,779	666	762	87.1	63.4	(12.7)
Cut Size	35,709	34,525	28,885	27,166	809	787	3.4	6.3	2.8
Carbonless/Thermal	5	69	9	100	1,879	1,449	(92.8)	(90.7)	29.6
Coated	3,970	1,008	2,955	812	744	806	293.8	263.9	(7.6)
Total	46,505	39,248	36,390	30,857	783	786	18.5	17.9	(0.5)
Total Paper	157,548	136,085	150,678	133,397	956	980	15.8	13.0	(2.4)

Pulp
Domestic Sales	17,218	17,528	7,640	8,638	444	493	(1.8)	(11.6)	(10.0)
Export Market	180,658	112,052	89,585	53,756	496	480	61.2	66.7	3.4
Total	197,876	129,580	97,225	62,394	491	482	52.7	55.8	2.0

Total Domestic Sales	128,261	114,365	121,928	111,178	951	972	12.2	9.7	(2.2)
Total Export Market	227,163	151,300	125,975	84,614	555	559	50.1	48.9	(0.8)

TOTAL	355,424	265,665	247,903	195,791	697	737	33.8	26.6	(5.4)

Net Revenues
2nd QTR 2004 X 1st QTR 2004

PRODUCTS	U S G A A P
	Tons		Net Revenue - US$ 000		Price - US$/ ton		Change QoQ %
	2Q04	1Q04	2Q04	1Q04	2Q04	1Q04	Tons	Revenue	Average Price
Paper
Domestic Sales
Printing & Writing	41,214	34,365	32,911	29,034	799	845	19.9	13.4	(5.5)
Cut Size	16,987	16,783	14,771	15,556	870	927	1.2	(5.0)	(6.2)
Carbonless/Thermal	15,502	14,534	27,983	26,841	1,805	1,847	6.7	4.3	(2.3)
Coated	28,769	23,235	28,032	23,621	974	1,017	23.8	18.7	(4.2)
Other Specialties	8,571	8,130	10,591	10,337	1,236	1,271	5.4	2.5	(2.8)
Total	111,043	97,047	114,288	105,389	1,029	1,086	14.4	8.4	(5.2)

Export Market
Printing & Writing	6,821	12,934	4,541	7,872	666	609	(47.3)	(42.3)	9.4
Cut Size	35,709	37,395	28,885	30,984	809	829	(4.5)	(6.8)	(2.4)
Carbonless/Thermal	5	73	9	109	1,879	1,493	(93.2)	(91.5)	25.8
Coated	3,970	2,345	2,955	1,789	744	763	69.3	65.2	(2.4)
Total	46,505	52,747	36,390	40,754	783	773	(11.8)	(10.7)	1.3
Total Paper	157,548	149,794	150,678	146,143	956	976	5.2	3.1	(2.0)

Pulp
Domestic Sales	17,218	17,298	7,640	7,002	444	405	(0.5)	9.1	9.6
Export Market	180,658	208,923	89,585	94,282	496	451	(13.5)	(5.0)	9.9
Total	197,876	226,221	97,225	101,284	491	448	(12.5)	(4.0)	9.7

Total Domestic Sales	128,261	114,345	121,928	112,391	951	983	12.2	8.5	(3.3)
Total Export Market	227,163	261,670	125,975	135,036	555	516	(13.2)	(6.7)	7.5

TOTAL	355,424	376,015	247,903	247,427	697	658	(5.5)	0.2	6.0

 Attachment II

Income Statement - Quarterly
USGAAP
US$ million

	2Q04		1Q04		2Q03		Change %
	US$	%	US$	%	US$	%	2Q04 / 1Q04	2Q04 / 2Q03
Net operating revenue	248	100%	247	100%	196	100%	0%	27%
Domestic sales	122	49%	112	45%	111	57%	9%	10%
Export sales	126	51%	135	55%	85	43%	-7%	49%
Operating cost and expenses	(161)	-65%	(163)	-66%	(127)	-65%	-1%	26%
Cost of sales	(123)	-49%	(124)	-50%	(98)	-50%	-1%	25%
Selling and marketing	(28)	-11%	(30)	-12%	(19)	-10%	-8%	45%
General and administrative	(9)	-4%	(8)	-3%	(8)	-4%	12%	15%
Other operating expenses, net	(1)	0%	(1)	0%	(2)	-1%	140%	-40%
Operating income	87	35%	84	34%	69	35%	4%	27%
Non-operating income (expense)	(9)	-4%	(2)	-1%	(5)	-2%	488%	98%
Financial income	8	3%	12	5%	15	8%	-33%	-49%
Financial expense	(19)	-8%	(16)	-6%	(17)	-9%	17%	11%
Fair Value - Fasb 133	4	2%	3	1%	(3)	-1%	39%	-247%
Foreign exchange losses, net	(2)	-1%	(0)		(0)
Income before taxes on income and equity in affiliates	78	32%	83	34%	64	33%	-6%	22%
Income tax expense	(4)	-2%	(10)	-4%	(6)	-3%	-55%	-28%
Income before equity affiliates	74	30%	73	30%	58	30%	1%	27%
Equity in gain of affiliates	11	5%	7	3%	0	0%	73%	2750%
Net income (loss)	85	34%	80	32%	58	30%	7%	46%

EBITDA	107	43%	106	43%	88	45%	1%	22%

Attachment III

Consolidated Balance Sheet
USGAAP
US$ million

ASSETS	Jun-04	Mar-04	Dec-03
Current Assets	649	734	690
Cash and Cash Equivalents	259	325	290
Held-to-maturity investments	92	106	106
Trade Accounts Receivables, net	153	148	151
Inventories	96	99	97
Recoverable taxes	37	41	35
Other	12	15	11
Investment in affiliates and goodwill	248	252	245
Property, Plant and Equipment - Net	1,173	1,212	1,202
Other Assets	358	336	331
Held-to-maturity investments	204	199	197
Unrealized gains from foreign currency and interest rate swaps	69	55	51
Deferred Income Tax	32	26	26
Other	53	56	57
TOTAL ASSETS	2,428	2,534	2,468

LIABILITIES and STOCKHOLDERS' EQUITY	Jun-04	Mar-04	Dec-03
Current Liabilities	492	567	560
Trade payables	49	48	36
Short-term debt	44	61	48
Current portion of long-term debt	349	412	431
Payroll, profit sharing and related charges	12	10	13
Income taxes	11	9	8
Other	27	27	24
Long-term Liabilities	753	710	723
Long-term debt	688	646	667
Accrued liabilities for legal proceedings	65	64	56
Stockholders' equity	1,183	1,257	1,185
Preferred shares, no par value, 56,000,000,000 shares	553	553	553
authorized,17,182,209,232 shares issued
Common shares, no par value, 28,000,000,000 shares	767	767	767
authorized,21,140,490,321 shares issued
Additional paid in capital	29	29	29
Treasury shares, at cost, 2004 - 1,580,000 shares;	(3)	(1)	(1)
2003 - 1,580,000
Net unrealized loss on available-for-sale securities of affiliates	(1)	(1)	(1)
Appropriated retained earnings	48	46	46
Unappropriated retained earnings	862	853	773
Cummulative translation adjustment	(1,072)	(989)	(981)
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,428	2,534	2,468

Attachment IV

 Cash Flow Statement
USGAAP
US$ million

CASH FLOWS FROM OPERATING ACTIVITIES	2Q04	2Q03	YTD 04	YTD 03

Net income (loss)	85	58	165	117

Adjustments to reconcile net income to cash provided by operating activities :

Foreign exchange (gain) loss, net	(2)	3	(5)	7
Equity in earnings of affiliates	(11)	-	(18)	(7)
Deferred income tax	(5)	(2)	(5)	(3)
Depreciation and depletion	20	19	42	34
Loss on disposal of property, plant and equipment	1	-	2	1

Changes in operating assets and liabilities :

Trade accounts receivable	(7)	30	(4)	17
Inventories	(4)	(24)	(6)	(22)
Others assets	(13)	(2)	(23)	(17)
Increase (decrease) in liabilities	15	(12)	36	(4)
Net cash provided by operating activities	79	70	184	123

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of held-to-maturity investments, net	17	48	19	42
Dividends received	14	13	14	13
Acquisition of property, plant and equipment	(59)	(41)	(100)	(82)
Net cash used in investing activities	(28)	20	(67)	(27)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt	(22)	(36)	(9)	(18)
Long-term debt Issuances	121	110	193	214
Repayments	(117)	(79)	(232)	(208)
Sale (acquisition) of treasury shares	(3)	-	(3)	1
Dividends paid	(77)	(40)	(77)	(40)
Net cash used in financing activities	(98)	(45)	(128)	(51)

Effect of exchange rate changes on cash and cash equivalents	(19)	16	(20)	19

Net increase in cash and cash equivalents	(66)	61	(31)	64

Cash and cash equivalent at beginning of period	325	93	290	90
Cash and cash equivalent at end of period	259	154	259	154

Attachment V

Net Income conciliation
BRGAAP x USGAAP
US$ Million

	2nd Qtr_04		2nd Qtr_03
	R$	US$	R$	US$
Net Income as per Brazilian GAAP ( @ current rate )	199	66	257	90

Difference in property, plant and equipament		2		2
Depreciation, depletion and amortization		2		2
Write-off		0		0

Amortization of capitalized interest		-1		-1

Start-up costs		-2		0

Capitalized Interest		1		3

Amortization of Aracruz goodwill		6		0

Amortization of Celpav goodwill		3		4

Equity Income (loss) investees		15		-33

Fair Value - FASB 133 - Derivative (after Income Tax)		4		-2

Income tax		0		-2

Other adjustments (including translation effects)		-9		-3

Net Income as per USGAAP		85		58